UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2023 (Report No. 2)

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

On March 9, 2023, Jeffs’ Brands Ltd. (the “Company”) acquired all of the issued and outstanding share capital of Fort Products Ltd. (“Fort”), a company incorporated under the laws of England and Wales and engaged in the sale of pest control products under five private label brands primarily through Amazon.uk, for approximately £2,000,000 (approximately $2,400,000), pursuant to that certain share purchase agreement (the “Fort Agreement”) by and among the Company and the holders (the “Sellers”) of all of the issued and outstanding share capital of Fort, dated March 2, 2023 (the “Fort Acquisition”).

In connection with the closing of the Fort Acquisition, on March 9, 2023, the Company and Fort entered into settlement agreements with all of Fort’s employees, including the Sellers, by which such employees’ employment with Fort will terminate three months following March 9, 2023 and certain other customary conditions (each, a “Settlement Agreement”). During this three-month period, the Company intends to carry out operational changes in Fort’s business that will allow Fort to wind down the activities conducted in its leased warehouse and to move all such operations to warehouses operated by Amazon. Also in connection with the closing of the Fort Acquisition, on March 9, 2023, the Company and the Sellers entered into a consulting agreement, pursuant to which the Sellers will provide us with consultancy services for a period of six months following the closing, at a monthly fee of £2,500 (approximately $3,000) (the “Fort Consulting Agreement”).

Fort’s shares acquired by the Company were not registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state’s securities laws and such shares were acquired pursuant to an exemption from registration under the Securities Act. Fort’s shares may not be offered or sold in the United States by the Company, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act.

Copies of the Fort Agreement, the form of Settlement Agreement and the Fort Consulting Agreement are filed as Exhibits 10.1, 10.2 and 10.3, respectively, to this Report on Form 6-K (this “Form 6-K) and are incorporated by reference herein. The foregoing summaries of the Fort Agreement, the form of Settlement Agreement and the Fort Consulting Agreement, are subject to and qualified in their entirety by reference to Exhibits 10.1, 10.2 and 10.3, respectively.

On March 15, 2023, the Company issued a press release titled “Jeffs’ Brands Launches Sales of Pest Control Brands on the Amazon U.S. Marketplace,” a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

This Form 6-K, including its exhibits (with respect to: (i) Exhibits 10.1 through 10.3 hereto, and (ii) Exhibit 99.1 hereto, the first three, the fifth and the sixth paragraphs and the section titled “Forward-Looking Statements” only), is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-269119) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
10.1	Share Purchase Agreement, dated March 2, 2023, by and between the Company and the Sellers (incorporated by reference to Exhibit 2.1 to the Company’s Foreign Private Issuer on Form 6-K filed by the Company on March 7, 2023).
10.2	Form of Settlement Agreement, dated March 9, 2023 by and among the Company, Fort and each of Fort’s employees.
10.3	Consulting Agreement, dated March 9, 2023, by and between the Company and the Sellers.
99.1	Press release issued by Jeffs’ Brands Ltd dated March 15, 2023, titled “Jeffs’ Brands Launches Sales of Pest Control Brands on the Amazon U.S. Marketplace.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: March 23, 2023	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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